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February 28, 2017	Adam S. Lovell T. 202-508-4688 adam.lovell@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Samantha Brutlag

Re:	Ashmore Funds
File Nos. 333-169226; 811-22468

Dear Ms. Brutlag:

I am writing on behalf of Ashmore Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 40 (the “Amendment”) to the Trust’s registration statement on Form N-1A (the “Registration Statement”), which you provided via telephone on February 27, 2017. Summaries of the Staff’s comments and the Trust’s responses are set forth below. These responses will be reflected in a Post-Effective Amendment to the Trust’s Registration Statement, which will be filed on or about February 28, 2017 pursuant to Rule 485(b) under the Securities Act. Capitalized terms that are used and not otherwise defined herein shall have the meaning assigned to them in the Trust’s Registration Statement.

1.	Comment: In the Trust’s prospectus, please include an example describing the connection between interest rates and duration.

Response: In response to this comment, the Trust has added the following language in the second paragraph in the section of the prospectus entitled “Summary of Principal Risks—Interest Rate Risk” as indicated below:

The values of bonds and other debt instruments usually rise and fall in response to changes in interest rates. Declining interest rates generally increase the values of existing debt instruments, and rising interest rates generally reduce the value of existing debt instruments. For example, if interest rates rise by one percentage point, the share price of a Fund with an average duration of one year would be expected to fall approximately 1% and a Fund with an average duration of five years would be expected to decline by about 5%. If rates decrease by one percentage point, the share price of a Fund with an average duration of one year would be expected to rise approximately 1% and the share price of a Fund with an average duration of five years would be expected to rise by about 5%. Interest rate risk is generally greater for investments with longer durations or maturities as well as for debt obligations that do not pay interest, such as zero coupon and principal-only securities. Some investments give the issuer the option to call or redeem an investment before its maturity date. If an issuer calls or redeems an investment during a time of declining interest rates, a Fund might have to reinvest the proceeds in an investment offering a lower yield, and therefore might not benefit from any increase in value as a result of declining interest rates.

9.	Comment: For the Ashmore Emerging Markets Equity Opportunities Fund, in the section “Summary Information about the Funds—Principal Investment Strategies,” please revise the disclosure to clarify that investments in Underlying Equity Funds (as such term is defined in the Prospectus) will only include investments in series of the Trust that invest principally in emerging markets securities.

Response: In response to this comment, the Trust has revised the indicated disclosure as follows:

The Fund seeks to achieve its investment objective by investing principally in Institutional Class shares of other series of Ashmore Funds that invest principally in emerging markets equity securities and equity-related investments (the “Underlying Equity Funds”).

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We believe that this submission responds to the Staff’s comments. Please feel free to call me at (202) 508-4688 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Adam S. Lovell

Adam S. Lovell

cc:	Paul Robinson, Ashmore Investment Management Limited
Brian Rowe, Ashmore Equities Investment Management (US) LLC
David C. Sullivan, Ropes & Gray LLP